Exhibit 99.1

ZenaTech Initiates New Operations in Ukraine to Accelerate Production of Counter-UAS Interceptor Systems

Ukraine operations will be structured for full regulatory compliance to support U.S. defense and Gulf nation adoption

Vancouver, British Columbia, (April 2, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it has initiated the establishment of active drone manufacturing operations in Ukraine. This initiative marks a significant stepping stone for the expansion of ZenaTech's global production capabilities and positions the company to accelerate delivery of its counter-UAS interceptor systems to defense customers worldwide including Gulf nations and allied partners.  ZenaTech views Ukraine as a strategic long-term manufacturing location, combining battlefield-tested expertise with competitive production economics.

"Ukraine represents both a strategic manufacturing base and a real-world proving ground for drone technology,” said Shaun Passley, Ph.D., ZenaTech CEO. “Our autonomous interceptor drone systems are purpose-built for the modern battlefield, and establishing manufacturing operations in Ukraine demonstrates our dedication to delivering combat-ready solutions with the scale, speed, and compliance that defense customers require. This operation is intended to directly advance our mission to become a leading provider of counter-UAS capabilities for the U.S. Department of War and our Gulf nation partners."

ZenaTech's planned Ukraine manufacturing facility is intended to serve as a primary production hub for the company's Interceptor P-1 one-way expendable interceptor drone, targeted to sell for under $5,000 USD. The company plans to utilize this Ukraine facility to manufacture its counter-UAS platforms, which are being engineered to defeat hostile drones at a fraction of the cost of conventional missile-based interception. The facility is designed to leverage Ukraine's deep aerospace engineering talent base and its position at the forefront of real-world drone warfare and counter-drone innovation.

ZenaTech is currently working with legal and compliance experts to set up and structure its Ukraine operations and is actively recruiting local operations personnel which will include qualified engineers and manufacturing technicians. The company is committed to compliance with all applicable regulations including export and trade controls. Further updates on facility set up and operational milestones achieved will be provided over the upcoming months.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, surveying, monitoring, safety, security, and compliance, and maintenance processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, inspection, tracking, process automation, and defense applications.

Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, Interceptor P-1, ZenaDrone 2000, and IQ Glider; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.